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SEC FILE NUMBER
8- 32155

05037303

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH., D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISORY GROUP EQUITY SERVICES, Ltd

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

264 NORTH MAIN STREET
(No. and Street)

NATICK	MA	01760-1122
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN OLSSON 800-255-2964
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

3/10/05

OATH OR AFFIRMATION

I, Stephen Olsson swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisory Group Equity Services, Ltd, as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Advisory Group Equity Services, Ltd.

In planning and performing our audit of the financial statements of Advisory Group Equity Services, Ltd. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities acconts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, Massachusetts
February 15, 2005

Advisory Group Equity Services, Ltd

Audited Financial Statements

For The Year Ended December 31, 2004

Contents

Index

*****

***

*

Page

Independent Auditors Report..1

Statement of Financial Condition.............................2-3

Income Statement 4-5

Statement of Retained Earnings.................................6

Statement of Cash Flows 7

Notes to Financial Statements................................8-11

Computation of Net Capital....................................12

Reconciliation of Net Capital Computation.....................13

Exemptive Provision Under Rule 15c3-3.........................14

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Advisory Group Equity Services, Ltd.
264 North Main Street
Natick, MA 01760-1122

I have audited the accompanying Statement of Financial Condition of Advisory Group Equity Services, Ltd. as of December 31, 2004, and the related Statements of Income, Retained Earnings, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisory Group Equity Services, Ltd. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2005

Harvey Karll CPA, P.C.

Advisory Group Equity Services, LTD
Balance Sheet
December 31, 2004

Assets

Current Assets			
Cash-Checking		$ 26,824.46	
Money Market-Clearing Ac		37,994.12	
Commissions Receivable		69,178.44	
Prepaid NASD Fees		9,994.00	
Pr Pd Web CRD		4,542.70	
Prepaid Insurance		14,964.00	
L/R-Trust Advisory		6,795.22	
Total Current Assets			**$ 170,292.94**
Fixed Assets			
Furniture & Equipment	$ 141,107.05		
A/D- Furn & Equip	(138,959.00)		
		2,148.05	
Computer Equipment	10,753.99		
A/D-Computer Equipment	(6,123.33)		
		4,630.66	
Leasehold Improvements	7,000.00		
Accum Depre - L'H Impr	(500.00)		
		6,500.00	
Total Fixed Assets			**13,278.71**
Other Assets			
Security Deposit-NPS LLC		19,000.00	
Deposit- Furn. & Equip.		4,267.18	
Total Other Assets			**23,267.18**
Total Assets			**$ 206,838.83**

See Accountant's Report & Accompanying Notes

Advisory Group Equity Services, LTD
Balance Sheet
December 31, 2004

Liabilities & Equity

Liabilities

Current Liabilities		
Accounts Payable	$ 5,369.12	
Commissons Payable	49,557.59	
State Income Tax Payable	456.00	
Total Current Liab.		**$ 55,382.71**
Long Term Liabilities		
Total Long Term Liab.		**0.00**
Total Liabilities		**55,382.71**
Equity		
Common Stock	6,500.00	
Retained Earnings	216,066.46	
Current Earnings	93,718.37	
Distributions	(164,828.71)	
Total Equity		**151,456.12**
Total Liabilities & Equity		**$ 206,838.83**

Advisory Group Equity Services, LTD
Statement of Income
Twelve Months Ended December 31, 2004

	Year To Date	%
Income		
Commissions Income	$ 1,444,206.10	94.9
Fee Income	77,379.29	5.1
Total Income	**1,521,585.39**	**100.0**
General & Administrative Exp. (See Schedule A)	1,474,273.58	96.9
Net Income/(Loss) From Operations	**47,311.81**	**3.1**
Other Income		
Interest Income	154.37	0.0
Dividend Income	165.88	0.0
Sales of Capital Assets	455.31	0.0
Other Income	36,500.00	2.4
Fee Income-Confer/Market	9,587.00	0.6
Total Other Income	**46,862.56**	**3.1**
Net Income/(Loss) Before Taxes	**94,174.37**	**6.2**
Provision for Income Taxes		
Provision for SIT	456.00	0.0
Total Provision for Income Taxes	**456.00**	**0.0**
Net Income/(Loss)	**$ 93,718.37**	**6.2**

See Accountant's Report & Accompanying Notes

Advisory Group Equity Services, LTD
Statement of Income
Twelve Months Ended December 31, 2004

	Year To Date	%
General & Administrative Exp. (Schedule A)		
Salaries - Office	$ 81,334.00	5.3
Leased Auto	22,620.83	1.5
Breakpoint Rebate	1,443.57	0.1
Entertainment	472.50	0.0
Contributions	18,660.00	1.2
Depreciation	10,224.00	0.7
Education & Training	4,179.00	0.3
Insurance	11,001.40	0.7
Insurance- E & O	75,863.78	5.0
Insurance-Health	20,398.24	1.3
Meetings	13,459.03	0.9
Marketing	8,001.53	0.5
Office Expenses	11,047.37	0.7
Payroll Services	612.76	0.0
Postage & Delivery	5,473.72	0.4
Printing & Reproduction	9,184.04	0.6
Regulatory Fee	5,403.89	0.4
Professional Fees	17,026.39	1.1
Data Processing	5,307.98	0.3
Taxes Payroll	12,628.00	0.8
Taxes Others	125.00	0.0
Telephone	16,659.98	1.1
Travel	18,600.00	1.2
Consulting Expense	1,500.00	0.1
Commissions	1,103,046.57	72.5
Total G & A Expense	**$ 1,474,273.58**	**96.9**

See Accountant's Report & Accompanying Notes

Advisory Group Equity Services, Ltd

Statement of Changes in Retained Earnings

For The Year Ended December 31, 2004

Retained Earnings, beginning of year	$216,066.46
Net Income (Loss)	93,718.37
Distributions to Shareholders	(164,828.71)

Balance at end of year	$144,956.12
	===========

(See Accountant's Report and Accompanying Notes)

Advisory Group Equity Services, LTD
Statement of Cash Flows
Twelve Months Ended December 31, 2004

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 93,718.37	
Adjustments		
Add:		
Depreciation	10,224.00	
Commissions Receivable	10,993.48	
Prepaid NASD Fees	3,445.00	
Prepaid Insurance	9,353.44	
Accounts Payable	4,330.15	
Less:		
Pr Pd Web CRD	(3,209.00)	
Commissons Payable	(35,916.26)	
Cash from Operations		**92,939.18**
Cash Flows - Invested		
Deposit- Furn. & Equip.	(4,267.18)	
Investing Cash Flows		**(4,267.18)**
Cash Flows - Financing		
Retained Earnings	(767,639.01)	
Accumulated Adjustments	518,079.56	
Distributions	84,730.74	
Financing Cash Flows		**(164,828.71)**
Cash Increase (Decrease)		**(76,156.71)**
Cash - Beginning of Year		
Cash-Checking	103,756.73	
Money Market-Clearing Ac	23,188.56	
Securities-Clearing Acct	14,030.00	
Total Beginning of Year		**140,975.29**
Cash on Statement Date		**$ 64,818.58**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Asvisory Group Equity Services, Ltd., (the company)was incorporated on June 25, 1994 under the laws of the Commonwealth of Massachusetts to engage to engage in a line of business as a securities broker and dealer. The Company clears its customer accounts on an introducing, basis through Raymond James Associates, Inc. The Company ia a closely held corporation.

Depreciation

Property and equipment are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets aer as follows:

Furniture	5 and 7 years
Office Equipment	5 years
Leasehold Improvements	39 years

Income Taxes

The Company elected under the provisions of the Internal Revenue Code to be treated as an "S" Corporation. As a result, income and losses of the Company are passed through to it's shareholder for federal income tax purposes. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company operates impose an income tax on S-Corporations. Accordingly, a provision for state income taxes is reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2004 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company cinsiders all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Uncollectable Accounts Receivable

Accounts receivable has been adjusted for all known uncolectible amounts. No allowance for uncollectable accounts receivable is considered necessary at December 31, 2004.

Fair Values of Financial Instruments

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), requires disclosure of the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

2. *Net Capital*

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $73,615 at December 31, 2004, which exceed required net capital of $5,000 by $23,615. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 0.75 to 1.0.

3. *Related Party Transactions*

The company leasesoffice space from a related party under a tenant-at -will agreement. The Lessor is a trust wholly owned by the sole shareholder of the Company. Lease payments for the year ended December 31, 2004 were $0.

The Company pays operating expenses on behalf of related parties. The related party is owned 100% by the sole shareholder of the Company. For the uyear ended December 31, 2004, operating expenses in the amount of $0 for rent and utilities were charged to the related party. The amount of $6,795.22 is due from the related parties at December 31, 2004.

6. *Cash Flows*

Cash paid for interest and income taxes is as follows:

Interest	$ 0
	=========
Taxes	$ 456
	=========

7. *Common Stock*

Common Stock at December 31, 2004:

Common Stock, no par value	
15000 Shares authorized	
100 shares issued and outstanding	$6500
	=====

8. *Loss Contingencies*

The company is involved in several arbitration cases with the National Association of Securities Dealers (NASD). The arbitration fees and legal fees are being reimbursed to the company by the brokers involved in the cases. The company's legal counsel is of the opinion that the outcome of these cases will not materially affect the financial condition of the company. The brokers involved in these cases have agreed to indemnify the Company for their $50,000 self insured retention for each of these cases.

9. *Deposits*

The company has a deposit of $37,994 with a clearing broker to be used as a reserve requirement. The deposit is held in a money market account. Investment income is rported inthe statement of income.

10. *Long-Term Leases*

The Company has a lease on two automobiles which expire April 2006 and a lease on a Minolta Copier which expires March 2005. Total future minimum lease payments are $29,565.

2005	$22,553
2006	7,012
	$29,565

Advisory Group Equity Services, Ltd.
Computation of Net Capital
December 31, 2004

Total Shareholder's Equity		$151,456
Less: Non Allowable Assets	$72,841	
Excess fidelity Bond	5,000	77,841
Net Capital		73,615
Less: Capital Requirement		50,000
Excess Capital		$ 23,615
Aggregate Indebtedness		$ 55,383
Ratio of Aggregate Indebtedness To Net Capital		0.75 to 1.0

(See Accountant's Report and Accompanying Notes)

Advisory Group Equity Services, Ltd.
Reconciliation of Audited vs Unaudited Net Capital
As of December 31, 2004

Unaudited Net Capital - As reported in Part IIA Focus	$141,689
Net Audit Adjustments	(68,074)
Audited Net Capital	$ 73,615

(See Accountant's Report and Accompanying Notes)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Advisory Group Equity Services, Ltd. as of 12/31/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k) (1) $2,500 capital category as per Rule 15c3-1 ________ 4550

B. (k) (2)(A) "Special Account for the exclusive benefit of customers" maintained ________ 4560

C. (k) (2)(B) All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm Raymond James and Associates ____X____ 4335
____X____ 4570

D. (k) (3) Exempted by order of the Commission ________ 4580

(See Accountant's Report and Accompanying Notes)